KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE (212) 715-9522
GSILFEN@KRAMERLEVIN.COM

September 25, 2017

VIA EDGAR

Marianne Dobelbower, Attorney Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           MVC Capital, Inc. (the “Fund”)

File No. 333-219377

Dear Ms. Dobelbower:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received on August 18, 2017, and further telephonic comments received from Jeff Long of the Staff on September 13, 2017, relating to the Fund’s registration statement on Form N-2, filed on July 20, 2017 (the “Registration Statement”).

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A hereto includes the disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement filed on September 22, 2017.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

www.kramerlevin.com

Prospectus Summary

Our Management (pg. 2)

1.              The disclosure states, “From fiscal 2004 through fiscal 2016, the Company paid over $138.7 million in dividends, of which $102.9 million was paid from ordinary income, $31.9 million was paid from capital gains and $3.9 million represented a return of capital on a tax basis” (emphasis added). Please clarify the underlined statement by deleting the phrase “on a tax basis” and explain that return of capital is return of a shareholder’s initial investment.

The requested revision has been made.

Our Portfolio (pgs. 2-4)

2.              The disclosure states in the second paragraph that the portfolio is comprised of approximately 41.5% yielding investments and 58.5% equity investments. Please change the term “yielding” to “debt” investments.

The requested revision has been made.

3.              The disclosure references the sale of the Fund’s largest equity investment, U.S. Gas & Electric, Inc. Please confirm supplementally there is no affiliation between the Fund or its affiliates and the purchaser or its affiliates.

Confirmed.

4.              Please confirm supplementally if any Fund shares were issued between the date the Fund and certain other shareholders of U.S. Gas & Electric, Inc. entered into the merger agreement with Equus Total Return Inc. (April 24, 2017) and the date the Fund entered into a definitive agreement with Crius Energy Trust (May 30, 2017). If Fund shares were sold, explain the process the Fund undertook, if any, to value its holding in U.S. Gas & Electric, Inc. and the Fund’s net asset value (“NAV”) during that time.

No Fund shares were issued between the date the Fund and certain other shareholders of U.S. Gas & Electric, Inc. entered into the merger agreement with Equus Total Return Inc. (April 24, 2017) and the date the Fund entered into a definitive agreement with Crius Energy Trust (May 30, 2017).

5.              Under the same heading, the disclosure notes that in fiscal year 2017, the Fund has continued to transition to a yielding strategy through “monetizing” a number of equity investments. Change the word “monetizing” to “selling.”

The requested revision has been made.

Competitive Advantages (pgs. 4-6)

6.              Under the heading, “Efficient/Collaborative Organizational Structure,” please revise the disclosure to explain what is meant by the phrase “the perpetual nature of our corporate structure provides us with a permanent capital base.”

The requested revision has been made.

7.              Under the heading “Existing Investment Platform,” please revise the disclosure to explain what is meant by the phrase, a “concentrated effort to improve liquidity was underway,” regarding the 2017 fiscal year.

The requested revision has been made.

Determination of Company’s Net Asset Value (pgs. 7-8)

8.              Clarify the disclosure in the first paragraph to state whether the Board has hired an independent consultant to review Valuation Procedures or conduct independent valuation of portfolio investments.

The requested revision has been made.

9.              Clarify the disclosure in the second paragraph. Disclose whether the Fund consults with independent valuation firms in valuing all of its securities classified as Level 3. If so, disclose how frequently and in what circumstances the Fund consults with an independent valuation firm about its Level 3 assets. If not, please supplementally explain why there is no consultation.

The requested revision has been made.

Distributions (pg. 8)

10.       Disclose in the first paragraph what percentage, if any, of the quarterly distribution referred to was a return of capital.

The requested disclosure has been added.

Dividend Reinvestment Plan (pg. 8)

11.       Disclose the expenses shareholders will incur for the dividend reinvestment plan. Please disclose these expenses in the fee table.

The requested disclosure has been added.

Risk Factors (pgs. 9-11)

12.       Under the heading “Business Risks,” fourth bullet point, the disclosures notes the Fund previously identified a material weakness in its internal controls over financial reporting, which has been remediated. In an appropriate section of the prospectus, describe the material weakness in detail and the Fund’s remedial actions.

The requested disclosure has been added.

Fees and Expenses

Example (pg. 13)

13.       Identify in the fee table the “Management Fee waiver/reduction” after the Total Annual Expenses, as opposed to netting out the Management Fee.

The requested disclosure has been added.

14.       Please include, in the explanatory paragraph following the Example, a second example where the five percent return results entirely from net realized capital gains. The paragraph should be similar to the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $     $     $     $    .”

The requested disclosure has been added.

15.       Footnote 5 indicates that the base management fee assumes a waiver. Please show the management fee before the waiver as its own line item in the fee table. You may also include a separate line item for the waiver in the fee table if the waiver agreement is in place for at least one year. If the waiver line item is included, please disclose in the footnote the terms of the waiver and whether waived expenses may be recouped by the adviser.

The requested revision has been made.

16.       Footnote 6 states the incentive fee on capital gains accrued for 2016-2017 is expected to be significantly higher than the amount shown in the fee table. Please update the fee table to show an estimate of the higher expected amount. In addition, confirm the prospectus will be updated if the amounts change materially.

The requested revision has been made. We confirm that the prospectus will be further updated if the amounts change materially.

17.       Footnote 7 states that “other expenses” are based on estimated amounts for the fiscal year ended October 31, 2016. Please revise the disclosure to reflect estimated amounts for 2017.

The requested revision has been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Income (pg. 34)

18.       The second paragraph states the Fund’s debt investments yield annualized rates from 5% to 16%. Please make disclosure similar to the following:

a.              The Company’s estimated gross portfolio yield (which represents the expected annualized yield to be generated by us on our portfolio based on the composition of our portfolio as of such date), prior to leverage, was   % based upon the amortized cost of our investments. For the year ended December 31, 2016, our total return based on net asset value was   % and our total return based on market value was   %.

b.              The Company’s estimated gross portfolio yield may be higher than an investor’s yield on an investment in shares of our common stock. Our estimated gross portfolio yield does not reflect operating expenses that may be incurred by us. In addition, our estimated gross portfolio yield and total return figures disclosed above do not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of our common stock. Our estimated gross portfolio yield and total return based on net asset value do not represent actual investment returns to stockholders.

To address this comment the Fund has removed the referenced disclosure that highlights the yield rate.

Portfolio Companies (pg. 57)

19.       The disclosure states that MVC GP II is exempt from registration with the Securities and Exchange Commission. Please supplementally explain the basis for the exemption from registration.

MVC GP II is an Exempt Reporting Adviser pursuant to Section 203(m) of the Investment Advisers Act of 1940 because it solely provides services to a single private fund, i.e., the MVC PE Fund, and such fund has assets under management of less than $150,000,000.

Senior Securities

20.       Please complete the senior securities table on page 74.

The requested disclosure has been added.

Advisory Agreement

21.       On page 105, explain the statement that the base management fee excludes Non-Eligible assets, but includes assets purchased with borrowed funds that are not Non-Eligible assets. In doing so, explain and describe what Non-Eligible assets are.

The requested revision has been made.

Index to Consolidated Financial Statements

Schedule of Investments (pg. F-4)

22.       Confirm that the Fund has at least 70% of its portfolio invested in qualifying assets. See Section 55(a) of the Investment Company Act of 1940.

Confirmed.

Significant Accounting policies (pg. F-14)

23.       In the Notes to Financial Statements, please disclose the Fund follows the accounting and reporting requirements of investment companies under ASC 946 (See ASU 2013-08 Investment Companies).

The requested revision has been made.

Management (pgs. F-22-24)

24.       The disclosure regarding the PE Fund notes the following, “Under the PE Fund’s agreements, a significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund.” Please provide more detail on the recoupment in the form of management fee offsets. What are the terms of the future recoupments? What are the amounts? Should this be disclosed in the notes to the financial statements? Confirm all amounts waived by the adviser are not subject to recoupment.

The requested disclosure has been added, including in the notes to the financial statements. In addition, we confirm that all management fee amounts offset (i.e., waived) by the GP/adviser are not subject to recoupment.

Commitments and Contingencies (pg. F-45)

25.       Please provide in correspondence the following:

a.              A representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.

b.              A general explanation as to why the Fund believes it can cover its commitments.

As of July 31, 2017, the Fund had net assets of $301.8 million and unfunded investment commitments of $13.1 million, such that the net assets are well in excess of the commitments. Furthermore, as of July 31, 2017, the Fund’s cash position of $119.5 million in of itself exceeds the total amount of unfunded commitments. Accordingly, the Fund reasonably believes it has more than sufficient resources to cover its commitments.

26.       Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.

Confirmed.

27.       It was determined from previous correspondence filings that the PE Fund should not be consolidated as it is not wholly owned by the Fund and its affiliates. Is that still the case? What percentage of the PE Fund’s LP or GP interests is held by the Fund’s affiliates? What percentage is held by the Fund?

Yes, the PE Fund is not wholly owned by the Fund and its affiliates. 19.0% of the PE Fund’s LP interests are held by the Fund. 100% of the PE Fund’s GP interest is held by an indirect wholly-owned subsidiary of the Fund. 15.9% of the PE Fund’s LP interests are held by the Fund’s affiliates. We determined, based upon various accounting literature, that consolidation of the MVC PE Fund into MVC GP II’s general partnership interest was not appropriate, based on the guidance in Accounting Standards Update 2015-02 (“ASU 2015-02”)

28.       Confirm that the Fund performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X have been applied to all applicable subsidiaries.

Confirmed.

Part C: Other Information

29.       Provide the auditor’s consent and consider if updated 10-Q information is necessary, given the timing of the offering.

We note the Comment and have included updated 10-Q information.

*              *              *              *              *

In addition to the above, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen